

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

Jayesh Chandan
Chief Executive Officer
Gorilla Technology Group Inc.
7F, No.302, Ruey Kuang Road
Neihu, Taipei 114720, Taiwan, R.O.C.

>   **Re: Gorilla Technology Group Inc.**
>   **Registration Statement on Form F-1**
>   **Filed October 12, 2022**
>   **File No. 333-267838**

Dear Jayesh Chandan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Prospectus Cover Page, page i

1.   For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

2.   Disclose the exercise prices of the warrants compared to the market price of the underlying ordinary shares. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Similarly, if the market price of the ordinary shares are close to the exercise price, clarify that the amount of ordinary shares that are offered as part of this offering may provide downward pressure on the ordinary share market price, which may result in the market price being out of the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of

the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3.   We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares here and in the risk factors section. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is near the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

4.   We note that your projected revenues for 2021 and 2022 were $45,163,329 and $64,950,000, respectively, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company's financial advisors and Global SPAC Partners in connection with the evaluation of the Business Combination. We also note that your actual revenues for the six months ended June 30, 2022 was approximately $13.8 million. It appears that you will miss your 2022 revenue projection by a significant amount. Although you only missed your you missed your revenue projection for fiscal year 2021 by several million dollars, your failed to achieve your other projected financial information such as gross profit, EBITDA and operating cash flow by material amounts. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

Overview, page 51

5.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

6.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that selling shareholders, including several institutional owners, own a majority of your beneficial ownership of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Beneficial Ownership of Securities, page 100

7.   Please disclose the natural persons that hold investment and/or voting power of the shares owned by Asteria Vision Fund I, L.P., Telstra Ventures Pty Ltd, and SBI AB Fund, and their respective affiliates.

General

8.   We note that your beneficial ownership table does not include your SPAC sponsor, Global SPAC Partners Co. In your Form F-4, you indicated that your sponsor's 4,112,500 Class B ordinary shares would convert into Class A ordinary shares on a one-for-one basis, which would appear to make it a principal shareholder. Please clarify the beneficial ownership of your sponsor. Further, clarify whether any of the sponsor shares are being offered. If such shares have been distributed to their respective members and are now being offered for resale, please provide similar disclosure for these individuals as requested for your sponsor or other selling shareholders that received securities are prices at a discount to public shareholders that purchased in the SPAC IPO.

9.   Please disclose that you are currently in a period of management transition. Please clarify prominently that Dr. Koh, who was the CEO and founder and was to be the post-business combination CEO and director nominee, has retired in September 2022 and is no longer a member of management. Clarify your intentions as to succession plans and the management of the combined entity.

10.   With respect to your Contingent Value Rights (CVRs), please clarify that most of the public SPAC Class A ordinary shareholders redeemed their shares prior to your business combination and, thus, were not issued Contingent Value Rights. Please clarify that the Class A CVR are concentrated to a relatively small pool of ordinary share investors. Further, it appears that it is unlikely that you will achieve the $65 million revenue target for 2022 based on your financial performance through June 30, 2022, thus, both the Class A and Class B CVRs may be triggered. Please provide an illustration of how these shares may be distributed and clarify whether the PIPE investors or insiders will receive a material amount of such shares underlying the CVRs.

11.   We note that approximately 11% of your 2021 revenue was attributed to Hong Kong and that on page 33, you indicate that you decided to exit the PRC market. Please clearly

indicate whether you consider Hong Kong to be part of the PRC market. Please provide an update of your divestiture activities and affirmatively state whether you intend to operate and grow your business in Hong Kong. If you differentiate "mainland China" from Hong Kong, please be consistent throughout your registration statement. Further, please revise to address the regulatory and operational difficulties associated with operating in Hong Kong and clarify whether foreign ownership, currency restrictions, censorship, or industry restrictions apply or may apply to your business in the future.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Bartz, Esq.